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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEP 25 2019

Washington, DC

SEC FILE NUMBER
8- 18390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/28/2018 AND ENDING 07/26/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Georgetown Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Diagonal Road, Suite 200
(No. and Street)

Alexandria (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Mann 703-519-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Georgetown Securities, Inc., as of July 26, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Securities accounts of principal officers and directors are classified as customers.

Signature

President

Title

Notary Public

DANTE DESHE LAVENDER
Notary Public
Commonwealth of Virginia
Registration No. 7810527
My Commission Expires Apr 30, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST GEORGETOWN SECURITIES, INC.

Financial Statements

For the Fifty-Two Week Period Ended

July 26, 2019

SEC ID 8 – 18390
Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

FIRST GEORGETOWN SECURITIES, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
First Georgetown Securities, Inc.
Alexandria, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Georgetown Securities, Inc. (the "Company") as of July 26, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the fifty-two week period then ended and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 26, 2019, and the results of its operations and its cash flows for the fifty-two week period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2013.

September 23, 2019
Glen Allen, Virginia

FIRST GEORGETOWN SECURITIES, INC.

Statement of Financial Condition
July 26, 2019

Assets	
Current assets:	
Cash and cash equivalents	$ 1,627
Accounts receivable - broker and dealer	37,208
Employee advance receivable	6,854
Trading securities	321,160
Prepaid expenses and other current assets	6,264
Clearing deposit	50,000
Total current assets	423,113
Property and equipment - net	3,970
Deferred income taxes	3,703
Total assets	$ 430,786
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ 19,989
Accrued payroll and commissions	5,805
Retirement plan contribution payable	88,535
Accrued vacation	2,342
Payroll taxes withheld and accrued	623
Corporate income taxes payable	8,459
Deferred advisory fees	72,923
Total current liabilities	198,676
Long-term liabilities:	
Deferred rental expense	11,371
Deferred income taxes	1,072
Total long-term liabilities	12,443
Total liabilities	211,119
Stockholder's equity:	
Common Stock, $0.01 per value, 25,000 shares authorized, issued and outstanding	250
Additional paid-in capital	546,667
Accumulated deficit	(327,250)
Total stockholder's equity	219,667
Total liabilities and stockholder's equity	$ 430,786

See accompanying notes to financial statements.

FIRST GEORGETOWN SECURITIES, INC.

Statement of Operations
For the Fifty-Two Week Period Ended July 26, 2019

Revenue:	
Commissions	$ 654,259
Interest	65,767
Advisory fees	475,856
Trading income	54,556
Other income	5,329
Total revenue	1,255,767
Operating expenses:	
Employee compensation and benefits	778,169
Floor brokerage and ticket charges	52,660
Other operating expenses	376,813
Taxes other than income	36,074
Communications	10,383
Total operating expenses	1,254,099
Income before income taxes	1,668
Income taxes	8,518
Net loss	$ (6,850)

See accompanying notes to financial statements.

FIRST GEORGETOWN SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Fifty-Two Week Period Ended July 26, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, July 27, 2018	$ 250	$ 546,667	$ (320,400)	$ 226,517
Net loss	-	-	(6,850)	(6,850)
Balance, July 26, 2019	$ 250	$ 546,667	$ (327,250)	$ 219,667

See accompanying notes to financial statements.

FIRST GEORGETOWN SECURITIES, INC.

Statement of Cash Flows
For the Fifty-Two Week Period Ended July 26, 2019

Cash flows from operating activities:		
Net loss	$	(6,850)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation		1,102
Deferred income taxes		59
Changes in operating assets and liabilities:		
Accounts receivable – broker and dealer		(3,884)
Employee advances receivable		(6,773)
Trading securities		15,998
Prepaid expenses and other current assets		(843)
Accounts payable		4,455
Accrued payroll and commissions		744
Retirement plan contribution payable		1,534
Accrued vacation		(1,032)
Payroll taxes withheld and accrued		(22)
Deferred advisory fees		(9,396)
Corporate income taxes payable		24
Deferred rent expense		6
Net cash used in operating activities		(4,878)
Cash flows from investing activities:		
Purchases of property and equipment		(1,864)
Net cash used in investing activities		**(1,864)**
Net decrease in cash and cash equivalents		(6,742)
Cash and cash equivalents, beginning of period		8,369
Cash and cash equivalents, end of period	$	1,627
Supplemental cash flow information:		
Cash paid for income taxes	$	8,435

See accompanying notes to financial statements.

FIRST GEORGETOWN SECURITIES, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: First Georgetown Securities, Inc. (the "Company"), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services, LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts for the Company. The Company's fiscal year ends on the last Friday of July.

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable: Accounts receivable represents receivables due from the clearing broker, National Financial Services, LLC. The Company considers allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. No allowance was deemed necessary as of July 26, 2019.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. During 2019, there were no customer concentrations of revenue.

1. **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition:

Adoption of ASU 2014-09: In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09 Revenue Recognition from Contracts with Customers (Topic 606). The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The Company adopted Topic 606 as of July 28, 2018 under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements and there were no adjustments recorded to previously reported amounts.

Significant Judgments: Revenue from contracts with customers include commission income and fees from advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

Commissions: The Company receives commissions from the sale of mutual funds and other financial products to customers. The Company earns trail commissions on certain mutual funds sold to customers for a specified period of time that customer retains the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until the contingency is resolved. Revenue from the sale of other financial products is recorded on the settlement date, which approximates the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Advisory Fees: The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received on a quarterly basis and are recognized in the period for which the administrative, monitoring and identification services are provided.

1. Summary of Significant Accounting Policies, Continued:

Revenue Recognition, Continued:

Trading Income: The Company buys and sells securities on behalf of certain customers. Trades are run through the clearing firm and by direct trades by registered representatives. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing expenses are recorded on the settlement date, which approximates the trade date, because that is after the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Interest and Other Income: interest, dividends and other income are received throughout the year and are recognized in the period for which the services are provided.

Trading Securities: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Advertising Costs: The Company expenses advertising costs as they are incurred. Advertising expense was $2,268 for the period ended July 26, 2019.

Income Taxes: The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies, Continued:

Accumulated Deficit: The deficit does not represent obligations of the Company.

Subsequent Events: Management has evaluated subsequent events through September 23, 2019 the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Fair Value Measurements:

The Company follows FASB guidance for measurement and disclosure of fair value which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value as follows:

Level 1 Unadjusted quoted prices that are available in active markets for the identical investments at the reporting date.

Level 2 Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly.

Level 3 Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for investments carried or disclosed at fair value:

Level 1 securities include money market funds and mutual funds for which quoted prices are available in active markets.

Level 2 trading securities include stocks for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value Measurements, Continued:

The following tables set forth by level, within the fair value hierarchy, the Company's assets accounted at fair value on a recurring basis as of July 26, 2019:

	Assets at Fair Value as of July 26, 2019			
	Level 1	Level 2	Level 3	Total
Trading securities	$ 321,115	$ 45	$ -	$ 321,160
Total assets at fair value	$ 321,115	$ 45	$ -	$ 321,160

3. Property and Equipment:

Property and equipment consisted of the following at July 26, 2019:

Furniture and fixtures	$ 53,560
Leasehold improvements	7,934
	61,494
Less: accumulated depreciation	(57,524)
Net property and equipment	$ 3,970

Depreciation expense was $1,102 for the period ended July 26, 2019.

4. Lease:

The Company leases office space and three automobiles under long-term lease agreements, which are classified as operating leases. Operating leases are included in operating lease right-of-use assets, other current liabilities, and operating lease liabilities in the balance sheet. The car leases expire in 2020 and 2021 and the office space lease expires in April 2022. The office space lease contains escalation clauses for operating expenses.The Company's rent expense was $74,546 for the period ended July 26, 2019.

The following is a schedule of future minimum rental payments required under the above leases as of July 26, 2019:

Year	Amount
2020	109,743
2021	89,104
2022	60,023
	$258,870

5. Income Taxes:

The provision for income taxes consists of the following:

Current federal income tax provision	$ 6,487
Current state income tax provision	1,972
Deferred federal income tax provision	46
Deferred state income tax provision	13
	$ 8,518

The difference between the effective tax rate and the federal statutory tax rate is primarily due to non-deductible expenses, including meals and entertainment, dues and penalties.

Deferred income tax assets as of July 26, 2019 are as follows:

Accrued vacation	$ 633
Deferred rent expense	3,070
	$ 3,703

Deferred income tax liability as of July 26, 2019 is as follows:

Accumulated depreciation	$ 1,072

6. Retirement Plan:

The Company sponsors a Simplified Employee Pension Plan (the "Plan") that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the Plan are limited to 20% of employee's eligible compensation for the period ended December 31, 2018. The Company elected to make contributions of $88,535 for the period ended July 26, 2019.

7. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital of no more than 15:1. In addition, the Company must maintain a minimum net capital of $100,000. At July 26, 2019, the Company had net capital of $187,925, and the ratio of aggregate indebtedness to net capital was 1.12 to 1. Net capital in excess of minimum requirements was $87,925 as of July 26, 2019.

The Company is exempt under Rule 15c3-6(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

8. New Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update Requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of the lease payments. The provisions of the guidance will be effective for the 2020 fiscal year.

FIRST GEORGETOWN SECURITIES, INC.

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
July 26, 2019

Stockholders' equity:		
Stockholders' equity qualified for net capital		$ 219,667
Nonallowable assets and miscellaneous capital charges:		
Petty cash		300
Prepaid expenses and other current assets		6,264
Property and equipment – net		3,970
Accounts receivable and employee advance receivable		11,064
Deferred tax asset		3,703
		25,301
Net capital before capital charges on firm securities		194,366
Less – haircuts on firm securities positions		6,441
Net capital		$ 187,925
Amounts included in total liabilities which represent aggregate indebtedness		$ 210,047
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of minimum requirements		$ 87,925
Ratio of aggregate indebtedness to net capital		1.12

Reconciliation of net capital as reported on the Company's unaudited FOCUS report as originally filed and computation as of July 26, 2019.

Net capital per unaudited Focus Report		$ 197,180
Audit adjustment: rent expense	(9,255)	
Net capital per audited financial statements		$ 187,925

See Report of Independent Registered Public Accounting Firm

FIRST GEORGETOWN SECURITIES, INC.

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
July 26, 2019

The Company is exempt under Rule 15c3-6(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Keiter
Your Opportunity Advisors

EXEMPTION REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
First Georgetown Securities, Inc.
Alexandria, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Georgetown Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Georgetown Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) First Georgetown Securities, Inc. stated that First Georgetown Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Georgetown Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Georgetown Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

September 23, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

FIRST GEORGETOWN SECURITIES, INC.

INVESTMENT BROKERS

First Georgetown Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. l7a-5(d)(l) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Robert T. Mann, swear (or affirm) that, to my best knowledge and belief, this Exemption Reportpertaining to the firm, First Georgetown Securities, Inc., is true andcorrect.

Robert T. Mann
President
September 23, 2019

Established 1975

1700 DIAGONAL ROAD, SUITE 200 • ALEXANDRIA, VA 22314 • 703 519-7700 • 703 519-7969 F • 1 800 424-2993

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
First Georgetown Securities, Inc.
Alexandria, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by First Georgetown Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating First Georgetown Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fifty-two week period ended July 26, 2019. First Georgetown Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the fifty-two week period ended July 26, 2019 with the Total Revenue amount reported in Form SIPC-7 for the fifty-two week period ended July 26, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on First Georgetown Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the fifty-two week period ended July 26, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of First Georgetown Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

September 23, 2019
Glen Allen, Virginia

Certified Public Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 7/26/19.
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-18390 FINRA JUL 06/30/1975
FIRST GEORGETOWN SECURITIES INC
1700 DIAGONAL RD #200
ALEXANDRIA, VA 22314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert T. Mann 703-519-7700

2. A. General Assessment (item 2e from page 2) $ 1,233

B. Less payment made with SIPC-6 filed (**exclude interest**) (690)

2/22/19
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 543

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 543

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 543

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Georgetown Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of September, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/28/18
and ending 7/26/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,255,768
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	381,006
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,660
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	278
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	433,944
2d. SIPC Net Operating Revenues	$ 821,824
2e. General Assessment @ .0015	$ 1,233
	(to page 1, line 2.A.)